UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For September 23, 2003

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy dated September 22 2003, pertaining to the full subscription of the Optional Trust Unit Purchase Program for Canadian registered unitholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: September 23, 2003

EXHIBIT A ATTACHED

PRIMEWEST ENERGY TRUST ANNOUNCES FULL SUBSCRIPTION IN 2003 OPTIONAL TRUST UNIT PURCHASE PROGRAM September 22, 2003 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) is pleased to announce today that due to the strong support of participating unitholders, its Optional Trust Unit Purchase Program (OTUPP) has been fully subscribed for 2003.  Trust units will again be available for purchase through the OTUPP when the program re-commences in January 2004.

Administered by Computershare Trust Company of Canada, the OTUPP gives Canadian registered unitholders who participate in PrimeWest’s Distribution Reinvestment Plan (DRIP), the ability to make additional purchases of PrimeWest trust units at a 5% discount to the 20 trading day weighted average price preceding a distribution date.  Participating registered unitholders can invest a minimum of $100 to a maximum of $100,000 each calendar year.

PrimeWest’s OTUPP is governed by the rules and regulations established by the Toronto Stock Exchange and provincial securities regulators.  PrimeWest can issue, in a given fiscal year, a maximum of 2% of the issued and outstanding trust units as at the commencement of that fiscal year.  During 2003, approximately 740,000 trust units were available for issuance under the OTUPP, and 721,209 were sold raising gross proceeds of approximately $17.6 million.

The DRIP is unaffected by the conclusion of the 2003 OTUPP.  DRIP participants can continue to reinvest their monthly distributions in new PrimeWest trust units priced at a 5% discount to the preceding 20 trading day volume weighted average price.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For inquiries relating to the OTUPP or PrimeWest’s Distribution Reinvestment Plan for registered Canadian unitholders, please contact Computershare Trust Company of Canada at 1-800-564-6253.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825